UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 13)*

RPC, Inc.
(Name of Issuer)
Common Stock, $.10 Par Value
(Title of Class of Securities)
749660 10 6
(CUSIP Number)
Stephen D. Fox Arnall Golden Gregory LLP 171 17th Street NW, Suite 2100 Atlanta, GA 30363 (404) 473-8500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 3, 2020 and August 17, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749660 10 6	Page 2 of 29 Pages

1	Name of Reporting Person Estate of R. Randall Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,068,606
8	Shared Voting Power 0
9	Sole Dispositive Power 1,068,606
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,068,606
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.5 percent
14	Type of Reporting Person IN

CUSIP No. 749660 10 6	Page 3 of 29 Pages

1	Name of Reporting Person Gary W. Rollins
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 5,199,461
8	Shared Voting Power 138,659,498*
9	Sole Dispositive Power 5,199,461
10	Shared Dispositive Power 138,659,498*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 143,858,959*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 66.9 percent*
14	Type of Reporting Person IN

*
Includes 3,505,614 shares of Company Common Stock held in two charitable trusts of which he is a co-trustee and as to which he shares voting and investment power. Also includes shares acquired by the following entities in connection with the dissolution of RFPS Investments II, L.P.: (a) LOR, Inc., a Georgia corporation, 84,675,913 shares (Mr. Gary W. Rollins is an officer and director of LOR, Inc., and has a 50% voting interest in it.), (b) LOR Investment Company, LLC, a Georgia limited liability company, 101,510 shares (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), (c) Rollins Holding Company, Inc., a Georgia corporation, 2,544,785 shares (Mr. Gary W. Rollins is an officer and director of Rollins Holding Company, Inc., and has a 50% voting interest in it.), (d) RCTLOR, LLC, a Georgia limited liability company, 15,677,030 shares (LOR, Inc. is the managing member of RCTLOR, LLC), (e) 1997 RRR Grandchildren’s Partnership, a Georgia general partnership, the partners of which are multiple trusts benefiting the grandchildren and more remote descendants of his brother, Mr. R. Randall Rollins, 582,471 shares (Mr. Gary W. Rollins is a trustee of each such trust), (f) WNEG Investments, L.P., a Georgia limited partnership, 4,815,172 shares (Mr. Gary Rollins is the sole member of the sole general partner of WNEG Investments, L.P.), (g) two revocable trusts established by Mr. Gary W. Rollins, as to each of which he is the sole trustee, 3,224,504 shares, and (h) seven trusts (the “Rollins Family Trusts”) for the benefit of the children and/or more remote descendants of his brother, Mr. R. Randall Rollins, 10,279,139 shares. Also includes 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. Also includes 17 shares held by RFPS Investments II, L.P. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC. Also includes 1,068,606 shares held by the Estate of R. Randall Rollins, of which Mr. Gary W. Rollins is the designated executor. Also includes 2,970 shares of Company Common Stock held by his wife. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest. Shares owned directly include 933,166 shares received in connection with the dissolution of RFPS Investments II, L.P.

CUSIP No. 749660 10 6	Page 4 of 29 Pages

1	Name of Reporting Person RFA Management Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 889,242
8	Shared Voting Power 0
9	Sole Dispositive Power 889,242
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 889,242
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.4 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 5 of 29 Pages

1	Name of Reporting Person RFPS Investments II, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 17
8	Shared Voting Power 0
9	Sole Dispositive Power 17
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 17
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 6 of 29 Pages

1	Name of Reporting Person LOR, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 84,675,913
8	Shared Voting Power 27,960,324*
9	Sole Dispositive Power 84,675,913
10	Shared Dispositive Power 27,960,324*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 112,636,237*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 52.4 percent*
14	Type of Reporting Person CO

*
Includes shares acquired by the following entities in connection with the dissolution of RFPS Investments II, L.P.: (a) LOR Investment Company, LLC, a Georgia limited liability company, 101,510 shares (LOR Investment Company, LLC is member managed, and LOR, Inc. holds a majority of all voting interests in LOR Investment Company, LLC), and (b) RCTLOR, LLC, a Georgia limited liability company, 15,677,030 shares (LOR, Inc. is the managing member of RCTLOR, LLC). Also includes 11,292,525 shares of Company Common Stock held by RFT Investment Company, LLC, of which LOR, Inc. is the manager. Also includes 889,242 shares held by RFA Management Company, LLC, a Georgia limited liability company, the manager of which is LOR, Inc. Also includes 17 shares held by RFPS Investments II, L.P. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC. The reporting person disclaims beneficial ownership of these shares except to the extent of the reporting person’s pecuniary interest.

CUSIP No. 749660 10 6	Page 7 of 29 Pages

1	Name of Reporting Person LOR Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 101,510
8	Shared Voting Power 17*
9	Sole Dispositive Power 101,510
10	Shared Dispositive Power 17*
11	Aggregate Amount Beneficially Owned by Each Reporting Person 101,527
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

Includes 17 shares held by RFPS Investments II, L.P. The general partner of RFPS Investments II, L.P. is LOR Investment Company, LLC.

CUSIP No. 749660 10 6	Page 8 of 29 Pages

1	Name of Reporting Person RFT Investment Company, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 11,292,525
8	Shared Voting Power 0
9	Sole Dispositive Power 11,292,525
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 11,292,525
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 5.2 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 9 of 29 Pages

1	Name of Reporting Person Rollins Holding Company, Inc.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 2,544,785
8	Shared Voting Power 0
9	Sole Dispositive Power 2,544,785
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,544,785
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.2 percent
14	Type of Reporting Person CO

CUSIP No. 749660 10 6	Page 10 of 29 Pages

1	Name of Reporting Person The R. Randall Rollins Voting Trust U/A dated August 25, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,171
8	Shared Voting Power 0
9	Sole Dispositive Power 1,171
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171 *
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 11 of 29 Pages

1	Name of Reporting Person The Gary W. Rollins Voting Trust U/A dated September 14, 1994
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,171
8	Shared Voting Power 0
9	Sole Dispositive Power 1,171
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,171
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.0 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 12 of 29 Pages

1	Name of Reporting Person RCTLOR, LLC
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 15,677,030
8	Shared Voting Power 0
9	Sole Dispositive Power 15,677,030
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,677,030
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 7.3 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 13 of 29 Pages

1	Name of Reporting Person 1997 RRR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 582,471
8	Shared Voting Power 0
9	Sole Dispositive Power 582,471
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 582,471
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.3 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 14 of 29 Pages

1	Name of Reporting Person 2007 GWR Grandchildren’s Partnership
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 1,045,989
8	Shared Voting Power 0
9	Sole Dispositive Power 1,045,989
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,045,989
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.1 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 15 of 29 Pages

1	Name of Reporting Person The Gary W. Rollins Revocable Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 3,223,333
8	Shared Voting Power 0
9	Sole Dispositive Power 3,223,333
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,223,333
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 1.5 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 16 of 29 Pages

1	Name of Reporting Person WNEG Investments, L.P.
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 4,815,172
8	Shared Voting Power 0
9	Sole Dispositive Power 4,815,172
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,815,172
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 2.2 percent
14	Type of Reporting Person PN

CUSIP No. 749660 10 6	Page 17 of 29 Pages

1	Name of Reporting Person The R. Randall Rollins 2012 Trust
2	Check the Appropriate Box if a Member of a Group	(a)☒ (b)☐
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6	Citizenship or Place of Organization United States
7	Sole Voting Power 335,422
8	Shared Voting Power 0
9	Sole Dispositive Power 335,422
10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 335,422
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐
13	Percent of Class Represented by Amount in Row (11) 0.2 percent
14	Type of Reporting Person OO

CUSIP No. 749660 10 6	Page 18 of 29 Pages

Item 1.
Security and Issuer

This Amendment No. 13 to Schedule 13D relates to the common stock, $0.10 par value per share (the “Common Stock”), of RPC, Inc., a Delaware corporation (the “Company”). The original Schedule 13D was filed on November 8, 1993, as amended by Amendment No. 1 filed on March 5, 1996, Amendment No. 2 filed on January 10, 2003, Amendment No. 3 filed on May 1, 2003, Amendment No. 4 filed on October 14, 2003, Amendment No. 5 filed on December 14, 2006, Amendment No. 6 filed on August 3, 2007, Amendment No. 7 filed on August 29, 2007, Amendment No. 8 filed on November 20, 2007, Amendment No. 9 filed on January 25, 2013, Amendment No. 10 filed on December 11, 2014, Amendment No. 11 filed on August 7, 2019, and Amendment No. 12 filed on July 2, 2020 (collectively, the “Schedule 13D, as amended”). The principal executive office of the Company is located at:

2801 Buford Highway NE, Suite 300
Atlanta, Georgia 30329

Item 2.
Identity and Background

1.
The Estate of R. Randall Rollins is a reporting person filing this statement. Its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

2.
(a)             Gary W. Rollins is a reporting person filing this statement.

(b)
His principal business address is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(c)
His principal occupation is Vice Chairman and Chief Executive Officer of Rollins, Inc., engaged in the provision of pest and termite control services, the business address of which is 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 19 of 29 Pages

3.
RFA Management Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a family office investment manager.

(d)
None.

(e)
None.

4.
RFPS Investments II, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

5.
LOR, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

6.
LOR Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

7.
RFT Investment Company, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

CUSIP No. 749660 10 6	Page 20 of 29 Pages

8.
Rollins Holding Company, Inc. is a reporting person filing this statement. It is a Georgia corporation, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

9.
The R. Randall Rollins Voting Trust U/A dated August 25, 1994 (the “RRR Voting Trust”) is a reporting person filing this statement. RRR Voting Trust is a revocable trust established by and for the benefit of R. Randall Rollins. Timothy C. Rollins is a trustee of RRR Voting Trust. The principal business address of RRR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

10.
The Gary W. Rollins Voting Trust U/A dated September 14, 1994 (the “GWR Voting Trust”) is a reporting person filing this statement. GWR Voting Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of GWR Voting Trust. The principal business address of GWR Voting Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

11.
RCTLOR, LLC is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. Its principal business is to serve as a private investment holding company.

(d)
None.

(e)
None.

12.
1997 RRR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

13.
2007 GWR Grandchildren’s Partnership is a reporting person filing this statement. It is a Georgia general partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

CUSIP No. 749660 10 6	Page 21 of 29 Pages

14.
The Gary W. Rollins Revocable Trust is a revocable trust established by and for the benefit of Gary W. Rollins. Gary W. Rollins is the sole trustee of The Gary W. Rollins Revocable Trust. The principal business address of The Gary W. Rollins Revocable Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

15.
WNEG Investments, L.P. is a reporting person filing this statement. It is a Georgia limited partnership, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity.

(d)
None.

(e)
None.

16.
The R. Randall Rollins 2012 Trust is a revocable trust established by and for the benefit of R. Randall Rollins. Timothy C. Rollins is a trustee of The R. Randall Rollins 2012 Trust. The principal business address of The R. Randall Rollins 2012 Trust is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

17.
WNEG Management Company, LLC is the general partner of WNEG Investments, L.P., which is a reporting person filing this statement. It is a Georgia limited liability company, and its principal business address is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329. It is a family investment entity, and Gary W. Rollins is its sole manager and member.

(d)
None.

(e)
None.

18.
(a)
   Thomas Hamilton Claiborne is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His address is 15 Ellensview Ct., Richmond, VA 23226.

(c)
His principal occupation is Managing Director, Mary Oppenheimer Daughters Holdings Limited, the business address of which is Mary Oppenheimer Daughters Holdings Limited, 2nd Floor Cycle 360 House, Isle of Man Business Park, Douglas, Isle of Man IM2 2QZ.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 22 of 29 Pages

19.
(a)
   Amy R. Kreisler is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is Executive Director—The O. Wayne Rollins Foundation and The Ma-Ran Foundation (private charitable entities), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

20.
(a)
   Paul Morton is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
His business address is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(c)
His principal occupation is Managing Director, Morton Management LLC, the business address of which is 3620 Happy Valley Road, Suite 202, Lafayette, CA 94549.

(d)
None.

(e)
None.

(f)
United States.

21.
(a)
   Pamela R. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
Her business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
Her principal occupation is as Board member for Young Harris College, and Board member of National Monuments Foundation and the O. Wayne Rollins Foundation, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

22.
(a)
    Timothy C. Rollins is a director of LOR, Inc., which is a reporting person filing this statement.

(b)
1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is Vice President of Rollins Investment Company (management services), the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

CUSIP No. 749660 10 6	Page 23 of 29 Pages

(d)
None.

(e)
None.

(f)
United States.

23.
Nine family trusts (the “1976 RRR Trusts”) are the general partners of 1997 RRR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 RRR Trusts are irrevocable trusts established by R. Randall Rollins for the benefit of his grandchildren and more remote descendants. Gary W. Rollins is a trustee of the 1976 RRR Trusts and exercises de facto control over them. The principal business address of the 1976 RRR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

24.
Four family trusts (the “1976 GWR Trusts”) are the general partners of 2007 GWR Grandchildren’s Partnership, which is a reporting person filing this statement. The 1976 GWR Trusts are irrevocable trusts established by Gary W. Rollins for the benefit of his grandchildren and more remote descendants. The principal business address of the 1976 GWR Trusts is c/o RFA Management Company, LLC, 1908 Cliff Valley Way NE, Atlanta, Georgia 30329.

(d)
None.

(e)
None.

25.
(a)
Donald P. Carson is a director and the Secretary and Treasurer of LOR, Inc., which is a reporting person filing this statement. He is also a director and the Secretary and Treasurer of Rollins Holding Company, Inc., which is a reporting person filing this statement.

(b)
His business address is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(c)
His principal occupation is President, RFA Management Company, LLC, the business address of which is 1908 Cliff Valley Way NE, Atlanta, GA 30329.

(d)
None.

(e)
None.

(f)
United States.

CUSIP No. 749660 10 6	Page 24 of 29 Pages

Item 3.
Source and Amount of Funds or Other Consideration

See the Schedule 13D, as amended for historical information. Shares distributed pursuant to the Dissolution, as defined in Item 5 below, were distributed for no consideration. Mr. R. Randall Rollins died on August 17, 2020, and 1,068,606 shares became property of his estate.

Item 4.
Purpose of Transaction

See the Schedule 13D, as amended.

Item 5.
Interest in Securities of the Issuer

(a)-(b)
See the cover pages to this Amendment.

Mr. Thomas Claiborne does not beneficially own any shares of Company Common Stock.

Ms. Amy R. Kreisler beneficially owns 6,260,473 shares of Company Common Stock (2.9%). She has sole voting and dispositive power with respect to 2,367,228 shares, and shared voting and dispositive power with respect to 3,893,245 shares. These shares include 3,505,614 shares of Company Common Stock held in two charitable trusts of which she is a co-trustee or Executive Director. Also includes 387,631 shares held by the 2002 Amy R. Kreisler Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Kreisler is a general partner.

Mr. Paul Morton beneficially owns 1,750 shares of Company Common Stock (0.0%) as to which shares he has sole voting and dispositive power.

Ms. Pamela R. Rollins beneficially owns 2,783,219 shares of Company Common Stock (1.3%). She has sole voting and dispositive power with respect to 1,532,975 shares, and shared voting and dispositive power with respect to 1,250,244 shares. These shares include 862,613 shares of Company Common Stock held in a charitable trust of which she is a co-trustee. Also includes 387,631 shares held by the 2002 Pamela R. Rollins Trust, as to which she currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Ms. Rollins is a general partner.

Mr. Timothy C. Rollins beneficially owns 1,422,889 shares of Company Common Stock (0.1%). He has sole voting and dispositive power with respect to 1,033,728 shares, and shared voting and dispositive power with respect to 389,161 shares. These shares include 1,530 shares of Company Common Stock held by his spouse. Also includes 387,631 shares held by the 2002 Timothy C. Rollins Trust, as to which he currently has the power to designate the members of the Investment Committee of the trustee. Excludes 1,561,261 shares of Company Common Stock held indirectly through two family limited partnerships of which Mr. Rollins is a general partner.

The 1976 RRR Trusts beneficially own 582,471 shares of Company Common Stock (0.3%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 582,471 shares. These shares include 582,471 shares of Company Common Stock held by 1997 RRR Grandchildren’s Partnership.

The 1976 GWR Trusts beneficially own 1,045,989 shares of Company Common Stock (0.5%). They have sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 1,045,989 shares. These shares include 1,045,989 shares of Company Common Stock held by 2007 GWR Grandchildren’s Partnership.

WNEG Management Company, LLC beneficially owns 4,815,172 shares of Company Common Stock (2.2%). It has sole voting and dispositive power with respect to zero shares, and shared voting and dispositive power with respect to 4,815,172 shares. These shares include 4,815,172 shares of Company Common Stock held by WNEG Investments, L.P.

Mr. Donald P. Carson beneficially owns zero shares of Company Common Stock (0.0%).

CUSIP No. 749660 10 6	Page 25 of 29 Pages

(c)

The following transactions were effected by, or with respect to, the reporting persons and the other persons listed in Item 2 within 60 days of the date hereof:

●
On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Management Company II, L.P. dissolved and distributed 128,987,023 shares of Company Common Stock to RFPS Investments II, L.P. and 889,242 shares of Company Common Stock to RFA Management Company, LLC, for no consideration.

●
On June 30, 2020, pursuant to an Agreement for Dissolution of Partnership dated June 30, 2020, RFPS Investments II, L.P. dissolved, and on August 3, 2020 it distributed 130,215,406 shares of Company Common Stock to its equity holders, for no consideration (the “Dissolution”).

●
In connection with the distribution of shares by RFPS Investments II, L.P. in connection with its Dissolution on June 30, 2020 described above, the following persons received shares of Company Common Stock, for no consideration:

o
LOR, Inc. –84,675,913 shares
o
LOR Investment Company, LLC—101,510 shares
o
Rollins Holding Company, Inc. –2,544,785 shares
o
RRR Voting Trust—1,171 shares
o
GWR Voting Trust—1,171 shares
o
RCTLOR, LLC—15,677,030 shares
o
1997 RRR Grandchildren’s Partnership—582,471 shares
o
2007 GWR Grandchildren’s Partnership—1,045,989 shares
o
Gary W. Rollins—933,166 shares
o
Amy R. Kreisler—2,362,228 shares
o
Pamela R. Rollins—1,522,975 shares
o
Timothy C. Rollins—1,031,228 shares
o
2002 Amy R. Kreisler Trust—387,631 shares
o
2002 Pamela R. Rollins Trust—387,631 shares
o
2002 Timothy C. Rollins Trust—387,631 shares
o
Other Rollins Family Trusts—9,116,246 shares
o
The Gary W. Rollins Revocable Trust—3,223,333 shares
o
WNEG Investments, L.P.—4,815,172 shares.
o
The R. Randall Rollins 2012 Trust –335,422 shares

●
Mr. R. Randall Rollins died on August 17, 2020, and 1,068,606 shares became property of his estate.

(d)
None.

(e)           Following the death of R. Randall Rollins on August 17, 2020, the 2007 GWR Grandchildren’s Partnership, the RRR Voting Trust, and the R. Randall Rollins 2012 Trust ceased to be a part of the reporting group and therefore ceased to beneficially own in excess of 5% of outstanding Company common stock.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as referenced above in Items 4 and 5, the content of which is incorporated herein by reference, there are no such contracts, arrangements, understandings, or relationships with respect to any securities of the Company, including but not limited to transfer or voting of any of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.
Material to be Filed as Exhibits

(A)
Agreement of filing persons relating to filing of joint statement per Rule 13d-1(k).

(B)
Letter dated June 30, 2020 (incorporated by reference to Item 7(B) contained in Amendment No. 12 to Schedule 13D filed on July 2, 2020.)

CUSIP No. 749660 10 6	Page 26 of 29 Pages

Signature.
After reasonable inquiry each of the undersigned certifies that to the best of his knowledge and belief the information set forth in this statement is true, complete and correct.

RFT INVESTMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
RFPS INVESTMENTS II, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Gary W. Rollins Gary W. Rollins, President	Date: August 20, 2020
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Gary W. Rollins Gary W. Rollins, President	Date: August 20, 2020
ROLLINS HOLDING COMPANY, INC. By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994 By: /s/ Gary W. Rollins Gary W. Rollins, trustee	Date: August 20, 2020
RCTLOR, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
LOR, INC. By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020

CUSIP No. 749660 10 6	Page 27 of 29 Pages

1997 RRR GRANDCHILDREN’S PARTNERSHIP By: /s/ Gary W. Rollins Gary W. Rollins, as co-trustee of the 1976 RRR Trusts, each a General Partner	Date: August 20, 2020
GARY W. ROLLINS REVOCABLE TRUST By: /s/ Gary W. Rollins Gary W. Rollins, trustee	Date: August 20, 2020
WNEG INVESTMENTS, L.P. By: WNEG MANAGEMENT COMPANY, LLC, General Partner By: /s/ Gary W. Rollins Gary W. Rollins, Sole Manager and Member	Date: August 20, 2020
/s/ Gary W. Rollins GARY W. ROLLINS	Date: August 20, 2020
R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994 By: /s/ Timothy C. Rollins Timothy C. Rollins, trustee	Date: August 20, 2020
2007 GWR GRANDCHILDREN’S PARTNERSHIP By: /s/ Donald P. Carson Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner	Date: August 20, 2020
R. RANDALL ROLLINS 2012 TRUST By: /s/ Timothy C. Rollins Timothy C. Rollins, trustee	Date: August 20, 2020
ESTATE OF R. RANDALL ROLLINS By: /s/ Gary W. Rollins Gary W. Rollins, Designated Executor	Date: August 20, 2020

CUSIP No. 749660 10 6	Page 28 of 29 Pages

EXHIBIT A

The undersigned each hereby certifies and agrees that the above Amendment to Schedule 13D concerning securities issued by RPC, Inc. is being filed on behalf of each of the undersigned.

RFT INVESTMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
RFA MANAGEMENT COMPANY, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
RFPS INVESTMENTS II, L.P. By: LOR INVESTMENT COMPANY, LLC, General Partner By: LOR, INC., Class A Member By: /s/ Gary W. Rollins Gary W. Rollins, President	Date: August 20, 2020
LOR INVESTMENT COMPANY, LLC By: LOR, INC., Class A Member By: /s/ Gary W. Rollins Gary W. Rollins, President	Date: August 20, 2020
ROLLINS HOLDING COMPANY, INC. By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
GARY W. ROLLINS VOTING TRUST U/A DATED SEPTEMBER 14, 1994 By: /s/ Gary W. Rollins Gary W. Rollins, trustee	Date: August 20, 2020
RCTLOR, LLC By: LOR, INC., Manager By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020
LOR, INC. By: /s/ Gary W. Rollins Gary W. Rollins, Vice President	Date: August 20, 2020

CUSIP No. 749660 10 6	Page 29 of 29 Pages

1997 RRR GRANDCHILDREN’S PARTNERSHIP By: /s/ Gary W. Rollins Gary W. Rollins, as co-trustee of the 1976 RRR Trusts, each a General Partner	Date: August 20, 2020
GARY W. ROLLINS REVOCABLE TRUST By: /s/ Gary W. Rollins Gary W. Rollins, trustee	Date: August 20, 2020
WNEG INVESTMENTS, L.P. By: WNEG MANAGEMENT COMPANY, LLC, General Partner By: /s/ Gary W. Rollins Gary W. Rollins, Sole Manager and Member	Date: August 20, 2020
/s/ Gary W. Rollins GARY W. ROLLINS	Date: August 20, 2020
R. RANDALL ROLLINS VOTING TRUST U/A DATED AUGUST 25, 1994 By: /s/ Timothy C. Rollins Timothy C. Rollins, trustee	Date: August 20, 2020
2007 GWR GRANDCHILDREN’S PARTNERSHIP By: /s/ Donald P. Carson Donald P. Carson, as co-trustee of the 1976 GWR Trusts, each a General Partner	Date: August 20, 2020
R. RANDALL ROLLINS 2012 TRUST By: /s/ Timothy C. Rollins Timothy C. Rollins, trustee	Date: August 20, 2020
ESTATE OF R. RANDALL ROLLINS By: /s/ Gary W. Rollins Gary W. Rollins, Designated Executor	Date: August 20, 2020